December 17, 2024

Jeff Radke
Chief Executive Officer
Accelerant Holdings
c/o Accelerant Re (Cayman) Ltd.
Unit 106, Windward 3, Regatta Office Park
West Bay Road, Grand Cayman

       Re: Accelerant Holdings
           Amendment No. 5 to Draft Registration Statement on Form S-1 Submitted November 25, 2024
           CIK No. 0001997350
Dear Jeff Radke:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 11, 2024 letter.

Amendment No. 5 to Draft Registration Statement on Form S-1
Prospectus Summary, page 1

1. In order for investors to better understand your business and operational structure after this offering, please add an organizational chart that displays the share ownership of management, the new public shareholders, Altamont and its affiliates as well as any other significant shareholders. The chart should show any ongoing fee or management obligations for your key subsidiaries or parent entities.
Mission Underwriters, page 207

2. We note your disclosure regarding the May 1, 2024 acquisition of Mission Underwriters by Accelerant Holdings. Please provide the information required by
 December 17, 2024
Page 2

       Item 404 of Regulation S-K, such as the approximate dollar value of the amount involved in the transaction and the approximate dollar value of the amount of the related person's interest in the transaction.
Index To Consolidated Financial Statements, page F-1

3.     Please revise to include signed audit reports for both Accelerant
Holdings
       and Accelerant Holdings LP.
        Please contact William Schroeder at 202-551-3294 or Robert Klein at 202-551-3847
if you have questions regarding comments on the financial statements and related matters. Please contact Madeleine Joy Mateo at 202-551-3465 or Christian Windsor at 202-
551-3419 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance